Exhibit 99.1

SUSTAINABLE, PROFITABLE GROWTH ACCELERATING 2024 INVESTOR FACT BOOK UPDATE

As used herein, “Company” or “CN” refers to Canadian National Railway Company and, as the context requires, its wholly owned subsidiaries. FORWARD-LOOKING STATEMENTS Certain statements included in the CN 2024 Investor Fact Book Update constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. This forward-looking information also includes, but is not limited to, statements with respect to CN’s operations, business and revenue growth opportunities, including those referring to general economic and business conditions; and statements relating to our environmental, social and governance (ESG) strategies and targets, including our climate goals and sustainability commitments. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets” or other similar words. 2024–2026 Key Assumptions: CN has made a number of economic and market assumptions in preparing its three-year financial perspective. CN assumes that the North American industrial production will increase by at least two percent CAGR over the 2024 to 2026 period. CN assumes continued pricing above rail inflation. CN assumes that the value of the Canadian dollar in U.S. currency will be approximately $0.75 and that the average price of crude oil (West Texas Intermediate) will be approximately US$80 per barrel during this period. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors, which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; the business opportunities referred to in the 2024 Investor Fact Book Update not fully materializing; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events that could disrupt operations, including illegal blockades of rail networks and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website (www.cn.ca) for a description of major risk factors relating to CN. Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into the 2024 Investor Fact Book Update. MOVING FORWARD TOGETHER CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its 18,800-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the Gulf of Mexico, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

PICTURED: (ABOVE): Snaring, AB. Photo by CN Employee Tim Stevens (COVER): Alexis Vezina, Conductor, Joffre, QC Chyle Christie, Mechanical Supervisor, Edmonton, AB Contents 1 | OVERVIEW Delivering Value for Our Shareholders 02 Competitive Strengths 04 Demonstrating the Power of Our Plan 06 Financial and Operating Measures 08 2 | MARKETS Market Overview 10 Intermodal 12 Forest Products 14 Metals and Minerals 16 Grain and Fertilizers 18 Coal 20 Petroleum and Chemicals 22 Automotive 24 3 | FINANCIALS Financial Overview 26 Quarterly Consolidated 27 Statements of Income Quarterly Consolidated Balance Sheets 28 Quarterly Consolidated 29 Statements of Cash Flows Quarterly Financial and Statistical Data 31 Non-GAAP Measures 32 Shareholder and Investor Information 40 TICKER SYMBOLS CNR: Toronto Stock Exchange CNI: New York Stock Exchange Except where otherwise indicated, all financial information reflected in this document is presented as at December 31, 2023 or for the applicable year ended on December 31, and is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (GAAP). This 2024 Investor Fact Book Update includes updated financial and statistical data and supplements the 2023 complete edition, which is published biennially and contains additional information about CN’s business, strategy, markets, and operations. It is available at: www.cn.ca/investors/ reports-and-archives. LEARN MORE SUSTAINABLE, PROFITABLE GROWTH ACCELERATING 2023 INVESTOR FACT BOOK CN | 2024 INVESTOR FACT BOOK UPDATE 01

(1) These non-GAAP measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. See section entitled Non-GAAP Measures for an explanation of these non-GAAP measures. (2) Operating ratio is defined as operating expenses as a percentage of revenues. TOTAL REVENUES $16.8B FREE CASH FLOW   (1) $3.9B DILUTED EARNINGS PER SHARE (EPS) $8.53 OPERATING RATIO(2) 60.8% ADJUSTED DILUTED EPS(1) $7.28 ADJUSTED RETURN ON INVESTED CAPITAL (ROIC)   (1) 14.5% DELIVERING VALUE FOR OUR SHAREHOLDERS 2023 Highlights $22B RETURNED TO SHAREHOLDERS OVER THE LAST FIVE YEARS CN’s strong financial position allowed us to return $6.6 billion to our shareholders in 2023. With an 8% increase in 2023, we have raised our dividend every year since our IPO in 1995 at an average CAGR of 10% since 2019. 65% TOTAL SHARE PRICE RETURN SINCE JANUARY 2019 CN’s share price on the TSX (CNR) has increased at a compound annual growth rate (CAGR) of 13% over the last five years. 3,244 1,544 1,700 2,013 379 1,634 3,322 1,582 1,740 6,713 4,709 2,004 6,622 2,071 4,551 W Share Repurchases W Dividends SHAREHOLDER DISTRIBUTION ($ millions) 2019 2020 2021 2022 2023 1) See section entitled Non-GAAP Measures for an explanation of these non-GAAP measures. 3,244 1,544 1,700 2,013 379 1,634 3,322 1,582 1,740 6,713 4,709 2,004 6,622 2,071 4,551 W Share Repurchases W Dividends SHAREHOLDER DISTRIBUTION ($ millions) 2019 2020 2021 2022 2023 1) See section entitled Non-GAAP Measures for an explanation of these non-GAAP measures. S&P TSX CNI CNR CNR (TSX) CNI (NYSE) S&P 500 TSX CN’S STOCK PERFORMANCE (2019–2023)* (Index: Closing price on December 31, 2018 = 100) 2019 2020 2021 2022 2023 Source: FactSet 200 175 150 125 100 75 50 * Data extracted on December 31, 2023 1 Overview Overview Markets Financials 02 CN | 2024 INVESTOR FACT BOOK UPDATE

PICTURED: CN's high-capacity grain cars move through Fitzwilliam, BC, to market. Photo by CN Employee Tim Stevens CN | 2024 INVESTOR FACT BOOK UPDATE 03

Kamloops Fort Nelson Hay River Fort McMurray Matane Baie-Comeau Sept-Îles Springfield East St. Louis East Peoria Conneaut Pittsburgh New London Duluth Stevens Point Omaha Sioux City Sault Ste.Marie Fond du Lac Sarnia Buffalo Baton Rouge Minneapolis/St. Paul Regina Toledo Decatur Jackson Prince George Worcester Arcadia Chippewa Falls Auburn Indianapolis Joliet Pascagoula Green Bay Gulfport Moncton Syracuse Mobile Quebec Montreal New Orleans Prince Rupert Vancouver Halifax Saint John Saskatoon Chicago Memphis Edmonton Calgary Toronto Detroit Thunder Bay Winnipeg CN is an engine of North American economic growth and prosperity. We deliver reliable, efficient and cost-effective transportation services with a focus on service, productivity and safety. CN’s role as a key participant in end-to-end supply chains aims to generate long-term, profitable growth. A FAR-REACHING AND DIVERSIFIED BUSINESS COMPETITIVE STRENGTHS 2023 REVENUES BY COMMODITY GROUP (% of total revenues) W 23% Intermodal W 19% Petroleum and chemicals W 19% Grain and fertilizers W 12% Forest products W 12% Metals and minerals W 6% Automotive W 6% Coal W 3% Other revenues 2023 REVENUES BY COMMODITY GROUP (% of total revenues) W 23% Intermodal W 19% Petroleum and chemicals W 19% Grain and fertilizers W 12% Forest products W 12% Metals and minerals W 6% Automotive W 6% Coal W 3% Other revenues 2023 REVENUES BY GEOGRAPHIC FLOW (% of freight revenues) W 34% Overseas W 32% Transborder W 18% Canadian domestic W 16% U.S. domestic 2023 REVENUES BY GEOGRAPHIC FLOW (% of freight revenues) W 34% Overseas W 32% Transborder W 18% Canadian domestic W 16% U.S. domestic Robust Balance Sheet CN aims to generate sustainable value for our shareholders. Our first use of cash is to reinvest in the business to help ensure the safety and efficiency of our network and to enable growth. Second, we are focused on maintaining a strong balance sheet with the aim of keeping a stable investor grade and credit rating to facilitate liquidity in the event of an economic downturn. CN also returns value to shareholders through dividends and share repurchases. Strong Team of Railroaders Our team of talented and dedicated railroaders is a key strength of our Company. We are evolving our workplace culture to be more modern, innovative, inclusive and reflective of the future we want for our Company. We are investing in the development of our people, attracting the right talent, and empowering them to act in line with our values and strategic priorities. Advantaged Network CN spans the continent, reaching from coast to coast to coast. Our network was built through key acquisitions across Canada and in the U.S., and includes the former Elgin, Joliet and Eastern Railway (EJ&E) that provides our fluidity advantage around Chicago. CN’s exceptional footprint provides our customers with optionality that is of increasing importance in a world of emerging and shifting trade patterns. Scheduled Railroad CN’s focus on scheduled railroading benefits customers and shareholders alike. Disciplined adherence to our operating plan allows us to optimize capacity and drive car velocity and fluidity across the network. This helps us meet our customers’ expectations, unlock additional capacity, and helps position us for sustainable, profitable growth. Broad Geographic Exposure Balanced and Diverse Portfolio CN’s freight revenues are derived from seven main commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better position the Company to face economic fluctuations and enhance its potential for growth opportunities. 1 Overview Overview Markets Financials 04 CN | 2024 INVESTOR FACT BOOK UPDATE

Kamloops Fort Nelson Hay River Fort McMurray Matane Baie-Comeau Sept-Îles Springfield East St. Louis East Peoria Conneaut Pittsburgh New London Duluth Stevens Point Omaha Sioux City Sault Ste.Marie Fond du Lac Sarnia Buffalo Baton Rouge Minneapolis/St. Paul Regina Toledo Decatur Jackson Prince George Worcester Arcadia Chippewa Falls Auburn Indianapolis Joliet Pascagoula Green Bay Gulfport Moncton Syracuse Mobile Quebec Montreal New Orleans Prince Rupert Vancouver Halifax Saint John Saskatoon Chicago Memphis Edmonton Calgary Toronto Detroit Thunder Bay Winnipeg 45% reduction since 1993 >300M TONS OF CARGO 5.4M CARLOADS 18,800 ROUTE MILES ~25,000 EMPLOYEES (end of period) $52.7B ASSETS $3.1B CAPITAL INVESTMENTS(2) (1) As at or for the year ending December 31, 2023 (2) Net of amounts reimbursed by customers 2023 KEY STATISTICS(1) * See section titled Non-GAAP Measures for an explanation of this non-GAAP measure. CN main lines Secondary and feeder lines Shortline partners Ports served by CN LEGEND Disciplined Capital Investment Decoupling Carbon Emissions from Growth CN has a strong track record of capital investment. Over the past five years we have invested over $15.5 billion to improve network safety and fluidity and enable growth. Since 1993, CN has reduced locomotive emissions intensity by 45%, while continuing to grow our volumes and consuming approximately 15% less fuel per gross ton mile than the industry average. COVID impact Gary Leithton Munger West Chicago Joliet Matteson Chicago Heights Griffith Goose Lake Markham Waukegan South Chicago Chicago Outer Belt (former EJ&E) Chicago INDIANA ILLINOIS LAKE MICHIGAN FASTEST RAIL ROUTE IN AND AROUND CHICAGO 500 400 300 200 100 0 20 16 12 8 4 0 Tonnes CO2e/Million GTMs GTMs (Billions) CARBON EMISSIONS INTENSITY VS. GROSS TON MILES (GTMs) Locomotive Emissions Intensity (Tonnes CO₂e/Million GTMs) Gross Ton Miles (Billions) 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 Locomotive Emissions Intensity Gross Ton Miles CAPITAL INVESTMENTS VS. ADJUSTED ROIC Capital Investments ($ millions) Adjusted Return on Invested Capital (%)* 3,187 2,750 2,863 2,891 3,865 15.1% 13.3% 14.1% 15.9% 14.5% Tonnes C,O2e/Million GTMs 2019 2020 2021 2022 2023 CN | 2024 INVESTOR FACT BOOK UPDATE 05

Make the Plan NETWORK OPERATIONS: Analyzing network volumes to create an optimal train plan that meets customer demand. Assessing train movements, volumes, and performance to adapt to fluctuations ensures network resiliency. Optimizing assets such as crews, locomotives, rolling stock, and rail infrastructure to maximize capacity. Collaborating with Mechanical and Engineering teams to coordinate projects while maintaining network fluidity. DEMONSTRATING THE POWER OF OUR PLAN Jeff Anderson, Rail Traffic Controller, Homewood, IL, coordinates safe and efficient train traffic across our network. CN’S SCHEDULED OPERATING MODEL Our disciplined approach to scheduled railroading — “Make the Plan, Run the Plan, Sell the Plan” — is driving velocity and fluidity across the network, helping us to meet the expectations of our customers and creating the winning conditions for sustainable, profitable growth. Everyone understands their role in the Plan. Network Operations makes a plan that optimizes volumes for the entire rail network, and Field Operations runs that plan. Together, they monitor the Plan’s effectiveness and make any necessary adjustments to meet our customers’ needs while ensuring the safety and efficiency of our operations. Our Commercial team sells to our available capacity, which ensures we are aligned with our ability to deliver, and works with the Network Operations team to ensure future capacity expansions are timed to support growth. PERFORMANCE (2023 vs. 2022) (1) Based on Federal Railroad Administration (FRA) reporting criteria. +9% CAR VELOCITY 213 miles per day (average) -8% THROUGH DWELL 7.0 hours across all yards -17% TRAIN ACCIDENT RATE(1) 1.74 per million train miles -13% PERSONAL INJURY RATE(1) 0.96 per 200,000 person-hours 1 Overview Overview Markets Financials 06 CN | 2024 INVESTOR FACT BOOK UPDATE

Sell the Plan Run the Plan COMMERCIAL TEAM: Aligning sales with our available capacity to deliver. Collaborating with customers to determine the best investments to expand our network and build capabilities. Analyzing customer trade flows and growth plans to expand capacity, onboard new business, and grow the business. FIELD OPERATIONS: Ensuring consistent execution of the Plan in the field, focusing on safety, train speed, and dwell time. Monitoring that trains depart on time and make their scheduled connections with the correct blocks of cars. Improving asset velocity, ensuring power and crew utilization, and driving consistent execution in the field. Working with Network Operations to identify and resolve network-level issues and continuously refining the Plan. Cory Klashinsky, Watchman/Engine Hostler, keeping trains on schedule at Chappell Yard in Saskatoon, SK. CN's Commercial teams engage with customers at their operations to understand their business cycles, trade flows and growth plans. CN | 2024 INVESTOR FACT BOOK UPDATE 07

1 Overview
Overview Markets Financials

FINANCIAL AND OPERATING MEASURES

Financial Measures

	2019	2020	2021	2022	2023[1]
KEY FINANCIAL PERFORMANCE INDICATORS					
Total revenues ($ millions)	14,917	13,819	14,477	17,107	**16,828**
Freight revenues ($ millions)	14,198	13,218	13,888	16,569	**16,236**
Operating income ($ millions)	5,593	4,777	5,616	6,840	**6,597**
Adjusted operating income ($ millions)[2]	5,708	5,263	5,622	6,862	**6,597**
Net income ($ millions)	4,198	3,545	4,899	5,118	**5,625**
Adjusted net income ($ millions)[2]	4,171	3,767	4,225	5,134	**4,800**
Diluted earnings per share ($)	5.81	4.97	6.90	7.44	**8.53**
Adjusted diluted earnings per share ($)[2]	5.78	5.28	5.95	7.46	**7.28**
Free cash flow ($ millions)[2]	1,992	3,227	3,296	4,259	**3,887**
Gross property additions ($ millions)	4,079	2,863	2,897	2,757	**3,217**
Share repurchases ($ millions)	1,700	379	1,582	4,709	**4,551**
Dividends per share ($)	2.15	2.30	2.46	2.93	**3.16**
FINANCIAL POSITION					
Total assets ($ millions)	43,784	44,804	48,538	50,662	**52,666**
Total liabilities ($ millions)	25,743	25,153	25,794	29,278	**32,549**
Shareholders' equity ($ millions)	18,041	19,651	22,744	21,384	**20,117**
FINANCIAL RATIOS					
Operating ratio (%)	62.5	65.4	61.2	60.0	**60.8**
Adjusted operating ratio (%)[2]	61.7	61.9	61.2	59.9	**60.8**
Adjusted debt-to-adjusted EBITDA multiple (times)[2]	2.01	1.98	1.82	1.86	**2.25**
Return on invested capital (ROIC) (%)[2]	15.2	12.7	16.4	15.8	**16.8**
Adjusted ROIC (%)[2]	15.1	13.3	14.1	15.9	**14.5**

(1) Financial data for full years ending on December 31.

(2) These non-GAAP measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. See section entitled Non-GAAP Measures for an explanation of these non-GAAP measures.

Financial Highlights

TOTAL REVENUES
($ millions)


14,917
13,819
14,477
17,107
16,828
2019 2020 2021 2022 2023

DILUTED EARNINGS PER SHARE
($)


Adjusted Diluted Earnings Per Share[2]
5.81
4.97
6.90
7.44
8.53
2019 2020 2021 2022 2023

OPERATING RATIO
(%)


Adjusted Operating Ratio[2]
62.5
65.4
61.2
60.0
60.8
2019 2020 2021 2022 2023

CAGR (2023 VS. 2019)

+3.1%

CAGR (2023 VS. 2019)

+10.1%

VARIANCE (2023 VS. 2019)

−170 BPS (Favourable)

08 CN | 2024 INVESTOR FACT BOOK UPDATE

Operating Measures[3]

	2019	2020	2021	2022	2023
STATISTICAL OPERATING DATA					
Gross ton miles (GTMs) (billions)	482.9	455.4	458.4	463.7	**452.0**
Revenue ton miles (RTMs) (billions)	242.0	230.4	233.1	235.8	**232.6**
Carloads (thousands)	5,912	5,595	5,701	5,697	**5,436**
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500	18,600	**18,800**
Employees (end of period)	25,975	24,381	22,604	23,971	**24,987**
Employees (average for the period)	26,733	23,786	24,084	23,396	**24,920**
KEY OPERATING MEASURES					
Freight revenue per RTM (cents)	5.87	5.74	5.96	7.03	**6.98**
Freight revenue per carload ($)	2,402	2,362	2,436	2,908	**2,987**
GTMs per average number of employees (thousands)	18,063	19,144	19,033	19,820	**18,140**
Operating expenses per GTM (cents)	1.93	1.99	1.93	2.21	**2.26**
Labor and fringe benefits expense per GTM (cents)	0.61	0.60	0.63	0.63	**0.70**
Diesel fuel consumed (US gallons in millions)	451.4	407.5	405.2	402.2	**395.2**
Average fuel price ($/US gallon)	3.17	2.42	3.28	5.42	**4.62**
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.935	0.895	0.884	0.867	**0.874**
OPERATING METRICS					
Car velocity (car miles per day)	194	185	195	196	**213**
Locomotive utilization (trailing GTMs per total horsepower)	198	196	198	197	**191**
Train weight (tons)	9,125	9,501	9,658	9,324	**9,186**
Train length (feet)	8,232	8,572	8,559	8,160	**7,891**
Through dwell (entire railroad, hours)	7.9	8.6	7.9	7.6	**7.0**
Through network train speed (miles per hour)	18.5	18.5	19.2	18.9	**19.8**
CN ROLLING STOCK					
Diesel locomotives (end of period)	2,398	2,382	2,302	2,351	**2,300**
Freight cars (end of period)	64,607	62,857	56,730	56,469	**54,155**

(3) Statistical operating data, key operating measures, operating metrics and rolling stock information are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

Operational Highlights

FREIGHT REVENUE PER RTM
(cents)


5.87
5.74
5.96
7.03
6.98
2019
2020
2021
2022
2023

CAGR (2023 VS. 2019)

+4.4%

CAR VELOCITY
(car miles per day)


194
185
195
196
213
2019
2020
2021
2022
2023

CAGR (2023 VS. 2019)

+2.4%

THROUGH DWELL
(entire railroad, hours)


7.9
8.6
7.9
7.6
7.0
2019
2020
2021
2022
2023

CAGR (2023 VS. 2019)

–3.0%

(Favourable)

CN | 2024 INVESTOR FACT BOOK UPDATE 09

85% OF TRAFFIC ORIGINATES ON CN’S NETWORK AND OVER 65% ORIGINATES AND TERMINATES ON CN’S NETWORK 7 SERVED ACROSS NORTH AMERICA 10,000+ ORIGIN-DESTINATION PAIRS MARKET OVERVIEW 2023 REVENUES BY COMMODITY GROUP (% of total revenues) GROWING TOGETHER WITH OUR CUSTOMERS Meeting our customers’ needs is at the heart of our drive for operational excellence. Excluding other revenue, CN’s freight revenues are derived from seven main commodity groups representing a balanced and diversified portfolio of 180 product types. This diversity helps position CN to better weather economic fluctuations and enhances our potential for growth. All our business units collaborate with their customers and supply chain partners to understand their market cycles and anticipate future demand to unlock long-term, profitable growth. Over A Diversified Portfolio Helps Well-Position Us for Growth major ports Intermodal (23%) Bulk Products (25%) Automotive (6%) Industrial Products (24%) Petroleum and Chemicals (19%) Other (3%) 3% OTHER REVENUES 19% PETROLEUM AND CHEMICALS 6% COAL 19% GRAIN AND FERTILIZERS 6% AUTOMOTIVE 12% FOREST PRODUCTS 14% INTERNATIONAL INTERMODAL 9% DOMESTIC INTERMODAL 12% METALS AND MINERALS 29% Intermodal 5% Automotive INDUSTRIAL PRODUCTS 12% Forest products 11% Metals and minerals BULK PRODUCTS 16% Grain and fertilizers 5% Coal 19% Petroleum and chemicals 3% Other revenues 29% Intermodal 19% Petroleum and chemicals 16% Grain and fertilizers 12% Forest products 11% Metals and minerals 5% Automotive 5% Coal 3% Other revenues $16.8B TOTAL REVENUES 2 Markets Overview Markets Financials 10 CN | 2024 INVESTOR FACT BOOK UPDATE

Performance Summary

	REVENUES $ millions						CARLOADS thousands					
	2019	2020	2021	2022	2023	% Change[1]	2019	2020	2021	2022	2023	% Change[1]
Petroleum and chemicals	3,052	2,631	2,816	3,229	**3,195**	**(1%)**	688	597	596	636	**634**	**0%**
Metals and minerals	1,643	1,409	1,548	1,911	**2,048**	**7%**	1,008	935	969	956	**1,002**	**5%**
Forest products	1,808	1,700	1,740	2,006	**1,943**	**(3%)**	375	342	339	330	**309**	**(6%)**
Coal	658	527	618	937	**1,017**	**9%**	335	289	379	503	**511**	**2%**
Grain and fertilizers	2,392	2,609	2,475	2,783	**3,265**	**17%**	619	663	628	614	**670**	**9%**
Intermodal	3,787	3,751	4,115	4,906	**3,823**	**(22%)**	2,618	2,582	2,611	2,450	**2,078**	**(15%)**
Automotive	858	591	576	797	**945**	**19%**	269	187	179	208	**232**	**12%**
Total rail freight	14,198	13,218	13,888	16,569	**16,236**	**(2%)**	5,912	5,595	5,701	5,697	**5,436**	**(5%)**
Other	719	601	589	538	**592**	**10%**						
Total	14,917	13,819	14,477	17,107	**16,828**	**(2%)**						

	RTMs millions						FREIGHT REVENUE PER RTM cents					
	2019	2020	2021	2022	2023	% Change[1]	2019	2020	2021	2022	2023	% Change[1]
Petroleum and chemicals	53,989	43,556	42,436	46,273	**43,846**	**(5%)**	5.65	6.04	6.64	6.98	**7.29**	**4%**
Metals and minerals	25,449	21,561	26,743	27,606	**28,444**	**3%**	6.46	6.53	5.79	6.92	**7.20**	**4%**
Forest products	27,187	25,602	25,948	25,020	**23,141**	**(8%)**	6.65	6.64	6.71	8.02	**8.40**	**5%**
Coal	17,653	16,173	18,471	22,679	**22,682**	**0%**	3.73	3.26	3.35	4.13	**4.48**	**8%**
Grain and fertilizers	55,597	61,736	58,733	55,359	**63,479**	**15%**	4.30	4.23	4.21	5.03	**5.14**	**2%**
Intermodal	58,344	59,165	58,412	56,029	**47,886**	**(15%)**	6.49	6.34	7.04	8.76	**7.98**	**(9%)**
Automotive	3,735	2,597	2,395	2,822	**3,136**	**11%**	22.97	22.76	24.05	28.24	**30.13**	**7%**
Total	241,954	230,390	233,138	235,788	**232,614**	**(1%)**	5.87	5.74	5.96	7.03	**6.98**	**(1%)**

(1) % change from 2022 to 2023.

2023 PERFORMANCE TOTALS

$16.8B
REVENUES

5.4M
CARLOADS

233B
REVENUE TON MILES (RTMs)

6.98 cents
FREIGHT REVENUE PER RTM

722 miles
AVERAGE LENGTH OF HAUL

CN | 2024 INVESTOR FACT BOOK UPDATE 11

2 Markets
Overview
Markets
Financials

INTERMODAL

GLOBAL CONNECTIVITY – MOVING GOODS ACROSS THE CONTINENT

International Intermodal, one of our largest segments, handles import and export container traffic in collaboration with ocean carriers. With rail access to key exclusive ports in Prince Rupert and Halifax, alongside serving other vital ports including Vancouver, Mobile, New Orleans, and Montreal, we facilitate seamless global trade connections. Our Domestic Intermodal segment focuses on transporting consumer products and manufactured goods within and between Canada, the U.S., and Mexico.


Prince Rupert
Prince George
Edmonton
Vancouver
Calgary
Saskatoon
Regina
Winnipeg
Duluth
Chippewa Falls
Arcadia
Joliet
Chicago
Indianapolis
Detroit
Toronto
Montreal
Moncton
Saint John
Halifax
Memphis
Jackson
Mobile
New Orleans
MEXICO
CN'S INTERMODAL SUPPLY CHAIN
International
Domestic
Intermodal terminals
Logistics parks
Intermodal ports served by CN
EXPANDING ACCESS THROUGH INTERLINE PARTNERSHIPS
CN line
Shortline partners
Union Pacific
Ferromex
Norfolk Southern
CSX
Interline partnership destinations
Kansas City
Cleveland
New York
Philadelphia
Wilmington
Columbus
Cincinnati
Atlanta
Monterrey
Silao

For more information, please visit www.cn.ca/our-services/intermodal

12 CN | 2024 INVESTOR FACT BOOK UPDATE

BUSINESS UNIT OVERVIEW AND MARKET DRIVERS

2023 COMMODITY BREAKDOWN
(% of revenues)



- **60%** International
- **40%** Domestic

$3,823M

2023 REVENUES

KEY FACTS

- Supply chain collaboration agreements with key ports
- CargoCool®, CN's temperature-controlled transport business, has one of Canada's largest reefer fleets
- With CN-owned TransX and CNTL, one of Canada's largest trucking companies, CN provides rail and trucking services from the first mile to the last mile
- Full membership in the Equipment Management Pool (EMP)
- Dedicated customer service desk

COMMODITIES

INTERNATIONAL

- Ocean-borne import and export dry and temperature-controlled containerized traffic

DOMESTIC

- Consumer products for large retailers
- Raw materials, manufactured goods and consumer products for wholesale trucking and logistics clients
- International to domestic container transload conversion options for shippers

MARKET DRIVERS

INTERNATIONAL

- North American economic and trade conditions
- Global trade patterns

DOMESTIC

- North American economy and consumer spending
- North American industrial production

REVENUES
($ millions)


3,787
3,751
4,115
4,906
3,823
2019
2020
2021
2022
2023

CARLOADS
(thousands)


2,618
2,582
2,611
2,450
2,078
2019
2020
2021
2022
2023

RTMs
(millions)


58,344
59,165
58,412
56,029
47,886
2019
2020
2021
2022
2023

FREIGHT REVENUE PER RTM
(cents)


6.49
6.34
7.04
8.76
7.98
2019
2020
2021
2022
2023

CAGR (2023 vs. 2019)

Revenues	Carloads	RTMs	Freight revenue per RTM
+0.2%	-5.6%	-4.8%	+5.3%

AVERAGE LENGTH OF HAUL (2023) 1,760 miles

CN | 2024 INVESTOR FACT BOOK UPDATE 13

2 Markets
Overview Markets Financials

FOREST PRODUCTS

TAPPING INTO ONE OF CANADA'S MAJOR NATURAL RESOURCES

CN operates North America's largest forest products railcar fleet with extensive access to Western and Eastern Canadian fibre-rich producing regions. It is also strategically located to serve both the Midwest and Southern U.S. corridors with interline connections to other Class I railroads. CN serves the U.S. housing market by transporting high-quality Canadian lumber, panels and siding. CN also enables customers to move forest products to offshore markets, with its direct access to West Coast ports.


Prince Rupert
Prince George
Edmonton
Edson
North Battleford
Vancouver
Surrey
Calgary
Saskatoon
Winnipeg
Atikokan
Thunder Bay
Moncton
Quebec
Halifax
Saint John
Montreal
Brockville
Toronto
Detroit
Chicago
Memphis
Mobile
New Orleans
CN'S FOREST PRODUCTS SUPPLY CHAIN
Lumber and panels
Pulp and paper
Wood pellets
CN forest products distribution centres
Wood pellet producers
Ports served by CN

For more information, please visit www.cn.ca/your-industry/forest-products

14 CN | 2024 INVESTOR FACT BOOK UPDATE

Edson Surrey North Battleford Atikokan Brockville Prince George Mobile Quebec Montreal New Orleans Prince Rupert Vancouver Halifax Saint John Saskatoon Chicago Memphis Edmonton Toronto Detroit Thunder Bay Winnipeg Moncton Calgary 1,808 1,700 1,740 2,006 1,943 REVENUES ($ millions) 2019 2020 2021 2022 2023 375 342 339 330 309 CARLOADS (thousands) 2019 2020 2021 2022 2023 27,187 25,602 25,948 25,020 23,141 RTMs (millions) 2019 2020 2021 2022 2023 6.65 6.64 6.71 8.02 8.40 FREIGHT REVENUE PER RTM (cents) 2019 2020 2021 2022 2023 KEY FACTS • Largest rail carrier of forest products in North America • Upgraded fleet of approximately 20,000 premium cars, including centrebeams and box cars for lumber, panels, pulp and paper COMMODITIES LUMBER AND PANELS • Lumber, oriented strand board (OSB) panels, plywood, siding, engineered wood products, timber mats PULP AND PAPER • Woodpulp, newsprint, printing paper, paperboard, containerboard, logs, wood chips, wood pellets MARKET DRIVERS LUMBER AND PANELS • Residential construction, repair and remodelling activity, industrial activity PULP AND PAPER • Global consumption of pulp, paper, tissue, packaging and coal substitution for offshore power generation requirements $1,943M 2023 REVENUES BUSINESS UNIT OVERVIEW AND MARKET DRIVERS W 54% Lumber and Panels W 46% Pulp and Paper 2023 COMMODITY BREAKDOWN (% of revenues) CAGR ( 2023 vs. 2019) 854 miles AVERAGE LENGTH OF HAUL (2023) +1.8% -4.7% -3.9% +6.0 % CN | 2024 INVESTOR FACT BOOK UPDATE 15

2 Markets
Overview Markets Financials

METALS AND MINERALS

MATCHMAKING BY CONNECTING PRODUCERS WITH END MARKETS

The Metals and Minerals commodity group consists of a wide variety of raw and semi-finished products related to steel, non-ferrous ores and base metals, construction materials, machinery, railway equipment, and dimensional (oversize) loads. Our rail access reaches deep into mining regions rich in metals, minerals, iron ore, and frac sand. With our advantaged origin franchise and our access to key important end markets, CN is one of the top movers of aluminum, iron ore and base metal ore in North America.


CN'S METALS AND MINERALS SUPPLY CHAIN
Metals
Minerals
Iron ore
Aluminum smelters
CN metals distribution centres
CN iron ore docks
Ports served by CN
Prince Rupert
Prince George
Fort McMurray
Edmonton
Scotford
North Vancouver
Vancouver
Surrey
Calgary
Saskatoon
Bienfait
Winnipeg
Thunder Bay
Two Harbors
Duluth
Sault Ste. Marie
Escanaba
Chippewa Falls
Minneapolis/St. Paul
Arcadia
Toronto
Hamilton
Detroit
Flat Rock
Toledo
Conneaut
Pittsburgh
Joliet
Chicago
Decatur
Memphis
Jackson
Mobile
New Orleans
Sept-Îles
Baie-Comeau
Saguenay
Quebec
Montreal
Moncton
Saint John
Halifax

For more information, please visit www.cn.ca/your-industry/metals-minerals

16 CN | 2024 INVESTOR FACT BOOK UPDATE

Scotford Bienfait Flat Rock Hamilton Escanaba Two Harbors Surrey North Vancouver Saguenay Fort McMurray Baie-Comeau Sept-Îles Conneaut Pittsburgh Duluth Sault Ste.Marie Minneapolis/St. Paul Toledo Decatur Jackson Prince George Arcadia Chippewa Falls Joliet Mobile Quebec Montreal New Orleans Prince Rupert Vancouver Halifax Saint John Saskatoon Chicago Memphis Edmonton Toronto Detroit Thunder Bay Winnipeg Calgary Moncton 1,643 1,409 1,548 1,911 2,048 REVENUES ($ millions) 2019 2020 2021 2022 2023 1,008 935 969 956 1,002 CARLOADS (thousands) 2019 2020 2021 2022 2023 25,449 21,561 26,743 27,606 28,444 RTMs (millions) 2019 2020 2021 2022 2023 6.46 6.53 5.79 6.92 7.20 FREIGHT REVENUE PER RTM (cents) 2019 2020 2021 2022 2023 KEY FACTS • Serves 10 aluminum smelters, more than any other railroad in North America • CN is one of the top movers of aluminum, iron ore and base metal ore in North America • Reaches all the top shale plays in Canada, including the Western Canada Sedimentary Basin COMMODITIES METALS AND MINERALS • Steel, non-ferrous ore and base metals such as aluminum, spodumene (raw lithium), copper, nickel, and zinc • Construction materials, machinery, railway equipment and large loads ENERGY MATERIALS • Frac sand and pipe IRON ORE MARKET DRIVERS • Oil and gas production • Manufacturing production (e.g., automobiles, railcars, heavy equipment, aerospace) • Non-residential construction activity • Large infrastructure projects • World demand for ores and metals • Consumer goods production BUSINESS UNIT OVERVIEW AND MARKET DRIVERS W 29% Metals W 26% Minerals W 25% Energy Materials W 20% Iron Ore 2023 COMMODITY BREAKDOWN (% of revenues) $2,048M 2023 REVENUES CAGR ( 2023 vs. 2019) 353 miles AVERAGE LENGTH OF HAUL (2023) +5.7% -0.1% +2.8% +2.7% CN | 2024 INVESTOR FACT BOOK UPDATE 17

Mobile Quebec Montreal New Orleans Prince Rupert Vancouver Halifax Saint John Saskatoon Chicago Memphis Edmonton Toronto Detroit Thunder Bay Winnipeg Moncton Calgary GRAIN AND FERTILIZERS PROVIDING THE AGRICULTURAL INDUSTRY ACCESS TO EXPORT MARKETS The grain and fertilizers segments are driven primarily by crop and fertilizer production in Western Canada and the U.S. Midwest, the majority of which is exported via ports in Prince Rupert, Vancouver, Thunder Bay, the St. Lawrence Seaway, and the U.S. Gulf Coast. The demand for grain, being a food product, is less subject to economic cycles. Grain yields continue to be positive, driven by advancements in crop genetics and crop management practices. CN also ships a variety of fertilizers, predominantly potash for export, as well as ammonium nitrate, anhydrous ammonia, urea and other fertilizers across Canada and the U.S. For more information, please visit: www.cn.ca/your-industry/grain and www.cn.ca/your-industry/fertilizer Canadian grain U.S. grain Fertilizers – potash Fertilizers – other Ports served by CN Canadian grain U.S. grain Fertilizers – potash Fertilizers – other Ports served by CN Canadian grain U.S. grain Fertilizers – potash Fertilizers – other Ports served by CN CN’S GRAIN AND FERTILIZERS SUPPLY CHAIN 2 Markets Overview Markets Financials 18 CN | 2024 INVESTOR FACT BOOK UPDATE

Mobile Quebec Montreal New Orleans Prince Rupert Vancouver Halifax Saint John Saskatoon Chicago Memphis Edmonton Toronto Detroit Thunder Bay Winnipeg Moncton Calgary BUSINESS UNIT OVERVIEW AND MARKET DRIVERS 2,392 2,609 2,475 2,783 3,265 REVENUES ($ millions) 2019 2020 2021 2022 2023 619 663 628 614 670 CARLOADS (thousands) 2019 2020 2021 2022 2023 55,597 61,736 58,733 55,359 63,479 RTMs (millions) 2019 2020 2021 2022 2023 4.30 4.23 4.21 5.03 5.14 FREIGHT REVENUE PER RTM (cents) 2019 2020 2021 2022 2023 COMMODITIES GRAIN • Wheat, canola, peas, oats, barley, corn, soybeans, ethanol, distiller’s dried grains, canola and soybean meal and oil, other oils and fats, malt FERTILIZER • Potash, ammonia nitrate, urea, phosphate fertilizers, anhydrous ammonia, ammonium sulphate, liquid fertilizers MARKET DRIVERS GRAIN • Weather conditions, seeded and harvested acreage, mix of grain crops and crop yield, size and quality of individual crops, international market conditions, foreign government policy FERTILIZER • Input prices, demand, government policies, international competition $3,265M 2023 REVENUES W 37% Canadian Grain – Regulated W 13% Canadian Grain – Commercial W 19% U.S. Grain – Domestic W 6% U.S. Grain – Exports W 16% Fertilizers – Potash W 9% Fertilizers – Other 2023 COMMODITY BREAKDOWN (% of revenues) KEY FACTS • Canadian grain accounts for roughly 2/3 of CN’s grain-related revenue • CN moves Western Canadian grain for export via the ports of Vancouver, Prince Rupert and Thunder Bay • Our U.S. grain footprint stretches from the Midwest to the Gulf Coast • We transport fertilizer throughout North America and to/from ports on the Canadian West and East coasts for import/export CAGR ( 2023 vs. 2019) 915miles AVERAGE LENGTH OF HAUL (2023) +8.1% +2.0% +3.4% +4.6% CN | 2024 INVESTOR FACT BOOK UPDATE 19

2 Markets
Overview Markets Financials

COAL

CONNECTING GLOBAL MARKETS – FROM MINE TO EXPORT TERMINALS

CN's Coal commodity group consists of thermal coal used in power plants to generate electricity, metallurgical coal used in steel production, as well as petroleum coke. Canadian coal is predominantly metallurgical coal exported via terminals on the Canadian West Coast. U.S. thermal coal is exported to offshore markets via terminals on the Gulf Coast or shipped domestically to utility plants in the Midwest and Southeast. CN also ships petroleum coke to industrial users in domestic or export markets.


Prince Rupert
Prince George
Fort McMurray
Edmonton
Lloydminster
Saskatoon
Kamloops
Vancouver
Calgary
Regina
Winnipeg
Thunder Bay
Quebec
Montreal
Moncton
Saint John
Halifax
Toronto
Sarnia
Detroit
East Dubuque
Joliet
Chicago
East St. Louis
Grand Rivers
Calvert City
Mound City
Metropolis
Memphis
Baton Rouge
New Orleans
Mobile
CN'S COAL SUPPLY CHAIN
Canadian coal
U.S. coal
Petroleum coke
Ports served by CN
Coal mines
Petroleum coke sourcing
Barge transload terminals
Export terminals

For more information, please visit www.cn.ca/your-industry/coal

20 CN | 2024 INVESTOR FACT BOOK UPDATE

East Dubuque Grand Rivers Calvert City Metropolis Mound City Lloydminster Kamloops Fort McMurray East St. Louis Sarnia Baton Rouge Regina Prince George Joliet Mobile Quebec Montreal New Orleans Prince Rupert Vancouver Halifax Saint John Saskatoon Chicago Memphis Edmonton Toronto Detroit Thunder Bay Winnipeg Moncton Calgary 658 527 618 937 1,017 REVENUES ($ millions) 2019 2020 2021 2022 2023 335 289 379 503 511 CARLOADS (thousands) 2019 2020 2021 2022 2023 17,653 16,173 18,471 22,679 22,682 RTMs (millions) 2019 2020 2021 2022 2023 3.73 3.26 3.35 4.13 4.48 FREIGHT REVENUE PER RTM (cents) 2019 2020 2021 2022 2023 KEY FACTS • Canadian coal consists mainly of metallurgical coal destined for steelmaking plants in Asia. Some thermal coal is transported to power plants in the U.S. • U.S. thermal coal is shipped domestically to power plants in the Midwest and Southeast as well as to export terminals in Convent, LA, and Mobile, AL • CN is the only Canadian railway in North America with direct access to coal export terminals on the west coast of Canada and the Gulf of Mexico • In 2023, CN moved approximately 52 million metric tonnes of Canadian and U.S. coal, petroleum coke and metallurgical coke COMMODITIES • Grades of bituminous coal from thermal to metallurgical • Metallurgical coke • Petroleum coke MARKET DRIVERS • Weather • Environmental regulations • Global supply/demand conditions • U.S. and global demand for energy and steel • North American and European natural gas prices $1,017M 2023 REVENUES BUSINESS UNIT OVERVIEW AND MARKET DRIVERS W 53% Canadian Coal – Export W 21% Petroleum Coke W 13% U.S. Coal – Export W 13% U.S. Coal – Domestic 2023 COMMODITY BREAKDOWN (% of revenues) CAGR ( 2023 vs. 2019) 392miles AVERAGE LENGTH OF HAUL (2023) +11.5% +11.1% +6.5% +4.7% CN | 2024 INVESTOR FACT BOOK UPDATE 21

2 Markets

Overview Markets Financials

PETROLEUM AND CHEMICALS

FACILITATING GLOBAL DEMAND FOR ENERGY

CN serves petroleum and chemical producers in the Alberta Industrial Heartland, the Louisiana Petrochemical Corridor, and the Sarnia Petrochemical and Refining Complex, among others. With extensive reach to key destinations for refined fuels, home heating, and chemical production, CN offers customers access to growing domestic markets vital for economic development. CN's access to ports in Prince Rupert, Vancouver, Montreal, and Mobile provides customers access to growing international markets for propane, plastics, and renewable products.


Hay River
Prince Rupert
Blue Hills
Fort McMurray
Prince George
Edmonton
Scotford
North Vancouver
Kamloops
Vancouver
Calgary
Saskatoon
Ferndale, WA
Regina
Winnipeg
Thunder Bay
Moncton
Quebec
Halifax
Saint John
Montreal
Toronto
Sarnia
Hamilton
Detroit
Flat Rock
Joliet
Chicago
Memphis
Mobile
Baton Rouge
New Orleans
Mont Belvieu, TX
CN'S PETROLEUM AND CHEMICALS SUPPLY CHAIN
Petroleum
Chemicals and plastics
Sulfur
Natural gas liquids
CargoFlo®
Propane export facility
Petrochemical facility
Petrochemical hub
Shale play
Ports served by CN

For more information, please visit www.cn.ca/your-industry/petroleum-chemicals

22 CN | 2024 INVESTOR FACT BOOK UPDATE

Scotford Flat Rock Hamilton Ferndale, WA Mont Belvieu, TX Blue Hills North Vancouver Kamloops Hay River Fort McMurray Sarnia Baton Rouge Regina Prince George Joliet Mobile Quebec Montreal New Orleans Prince Rupert Vancouver Halifax Saint John Saskatoon Chicago Memphis Edmonton Toronto Detroit Thunder Bay Winnipeg Calgary Moncton 3,052 2,631 2,816 3,229 3,195 REVENUES ($ millions) 2019 2020 2021 2022 2023 688 597 596 636 634 CARLOADS (thousands) 2019 2020 2021 2022 2023 53,989 43,556 42,436 46,273 43,846 RTMs (millions) 2019 2020 2021 2022 2023 5.65 6.04 6.64 6.98 7.29 FREIGHT REVENUE PER RTM (cents) 2019 2020 2021 2022 2023 KEY FACTS • CN is the only rail carrier servicing three key petrochemical hubs in North America: Alberta, Louisiana and Ontario • CN handles over 50% of all Canadian chemical production • Petroleum and chemical shipments move in customer-supplied private cars • Export expansion projects on Canada’s West Coast supporting growth in propane, plastics, and other petrochemical commodities COMMODITIES PETROLEUM PRODUCTS • Propane, butane, crude oil, gasoline, diesel, jet fuel, fuel oil, lubricants, asphalt, condensate CHEMICALS AND PLASTICS • Polyethylene, polyvinyl chloride (PVC), caustic soda, sulfuric acid, pulp mill chemicals SULFUR • Molten and prilled sulfur RENEWABLE PRODUCTS • Biodiesel, renewable propane, condensate and diesel, sustainable aviation fuel (SAF) MARKET DRIVERS • North American and international economic growth • Chemicals and plastics feedstock prices • North American liquified natural gas (LNG) production • Demand for propane for heating and crop drying • North American hydrogen production and investment in clean energy • GHG reduction through renewable diesel, biodiesel and SAF $3,195M 2023 REVENUES BUSINESS UNIT OVERVIEW AND MARKET DRIVERS W 47% Refined Petroleum Products W 39% Chemicals and Plastics W 9% Crude and Condensate W 5% Sulfur 2023 COMMODITY BREAKDOWN (% of revenues) CAGR ( 2023 vs. 2019) 790 miles AVERAGE LENGTH OF HAUL (2023) +1.2% -2.0% -5.1% +6.6% CN | 2024 INVESTOR FACT BOOK UPDATE 23

2 Markets
Overview Markets Financials

AUTOMOTIVE

MOVING VEHICLES AND PARTS TO MAJOR POPULATION CENTRES

The Automotive commodity group moves finished vehicles and auto parts across North America, providing service to assembly and production facilities in Ontario, Michigan, and Mississippi. CN extends its services to shippers of finished vehicles and parts for import through key ports of Vancouver and Halifax, which includes Canada's exclusive East Coast vehicle import facility. CN Autoport provides value added services and loading/unloading at CN locations across the network. Additionally, CN facilitates rail connections to all Class I carriers at major gateways.


Prince Rupert
Edmonton
Saskatoon
Vancouver
Calgary
Winnipeg
Thunder Bay
St. John's
Moncton
Quebec
Charny
Halifax
Saint John
Montreal
New Richmond
Toronto
Sarnia
Detroit
Windsor
Markham
Chicago
Memphis
Jackson
Mobile
New Orleans
CN'S AUTOMOTIVE SUPPLY CHAIN
Finished vehicles
Auto parts
Automotive compounds
Ports served by CN

For more information, please visit www.cn.ca/your-industry/automotive

24 CN | 2024 INVESTOR FACT BOOK UPDATE

Windsor Markham Charny St. John’s New Richmond Jackson Mobile Quebec Montreal Prince Rupert Vancouver Halifax Saint John Saskatoon Chicago Memphis Edmonton Toronto Detroit Winnipeg Calgary Moncton Sarnia Thunder Bay New Orleans 858 591 576 797 945 REVENUES ($ millions) 2019 2020 2021 2022 2023 269 187 179 208 232 CARLOADS (thousands) 2019 2020 2021 2022 2023 3,735 2,597 2,395 2,822 3,136 RTMs (millions) 2019 2020 2021 2022 2023 22.97 22.76 24.05 28.24 30.13 FREIGHT REVENUE PER RTM (cents) 2019 2020 2021 2022 2023 COMMODITIES • Finished vehicles • Auto parts MARKET DRIVERS • Global and North American automotive production and sales • Consumer confidence and disposable income • Average age of vehicles in North America • Auto dealer inventory levels • Price of fuel • Zero-emission Vehicles (ZEV) adoption and transition $945M 2023 REVENUES BUSINESS UNIT OVERVIEW AND MARKET DRIVERS W 93% Finished Vehicles W 7% Auto Parts 2023 COMMODITY BREAKDOWN (% of revenues) CAGR ( 2023 vs. 2019) 680 miles AVERAGE LENGTH OF HAUL (2023) +2.4% -3.6% -4.3% +7.0% KEY FACTS • Over 2 million finished vehicles handled annually • 18 automotive compounds accessing 12 North American vehicle assembly plants • 5,000 multi-level railcars • Two import ports for finished vehicles in Vancouver and Halifax • Six ports handle containerized auto parts in Vancouver, Prince Rupert, Mobile, Saint John, Montreal and Halifax CN | 2024 INVESTOR FACT BOOK UPDATE 25

3 Financials

Overview Markets Financials

FINANCIAL OVERVIEW

CREATING SUSTAINABLE, LONG-TERM VALUE

At CN, we are dedicated to driving long-term shareholder value through profitable top-line growth, strong cash flow, and a consistent capital allocation policy. We strategically invest in our network and infrastructure to enhance safety, efficiency, and resilience while fostering growth. We are focused on rewarding shareholders through a predictable dividend and executing annual share repurchase programs to achieve a targeted leverage ratio.

In 2023, we delivered $8.53 diluted earnings per share (EPS) and $7.28 in adjusted diluted EPS,[1] and strategically invested $3.1 billion[2] to strengthen and expand our network. We also delivered an adjusted return on invested capital (ROIC) of 14.5%.[1]

With our scheduled operating model in place and a strong leadership team to execute, we are dedicated to delivering on the longer-term growth plans outlined in our 2024–2026 financial outlook presented at our 2023 Investor Day.

2024–2026 Financial Outlook[3]

BRINGING TOP LINE GROWTH TO THE BOTTOM LINE

- Growing faster than the economy, supported by our CN-specific initiatives, and pricing ahead of rail inflation
- Incremental efficiency improvements

10%–15%

DILUTED EPS CAGR

DISCIPLINED INVESTMENT IN THE BUSINESS

- Annual CAPEX going from ~$3.5B (2024) to ~$4.0B (2026)
- Efficient capital deployment to support network safety, improve efficiency and resiliency, and enable growth at low incremental cost

15%–17%

ANNUAL ROIC

CONSISTENT APPROACH TO CAPITAL ALLOCATION

- Reinvesting in the business
- Maintaining a strong balance sheet
- Dividend growth in line with earnings growth and share repurchases[4]

Going to **2.5x**

ADJUSTED DEBT-TO-ADJUSTED EBITDA OVER TIME

(1) See section entitled Non–GAAP Measures for an explanation of these non–GAAP measures.
(2) Net of amounts reimbursed by customers.
(3) See Forward–Looking Statements on the inside front cover for a summary of key assumptions and important risk factors underlying CN's 2024–2026 financial outlook.
(4) Dividends and share repurchases are subject to Board approval.

26 CN | 2024 INVESTOR FACT BOOK UPDATE

Unaudited ($ millions, unless otherwise indicated) 2022 2023 Q1 Q2 Q3 Q4 Year Q1 Q2 Q3 Q4 Year REVENUES 3,708 4,344 4,513 4,542 17,107 4,313 4,057 3,987 4,471 16,828 OPERATING EXPENSES Labor and fringe benefits 753 681 770 731 2,935 812 747 773 818 3,150 Purchased services and material 538 557 520 576 2,191 593 571 534 556 2,254 Fuel 525 672 649 672 2,518 557 485 486 569 2,097 Depreciation and amortization 420 423 435 451 1,729 448 449 457 463 1,817 Equipment rents 95 87 72 84 338 90 83 89 97 359 Casualty and other 150 155 135 116 556 151 122 131 150 554 Total operating expenses 2,481 2,575 2,581 2,630 10,267 2,651 2,457 2,470 2,653 10,231 Operating income 1,227 1,769 1,932 1,912 6,840 1,662 1,600 1,517 1,818 6,597 Interest expense (126) (128) (141) (153) (548) (165) (173) (185) (199) (722) Other components of net periodic benefit income 125 124 125 124 498 119 120 121 119 479 Other income (loss) (14) (10) (1) (2) (27) 1 1 (2) 134 134 Income before income taxes 1,212 1,755 1,915 1,881 6,763 1,617 1,548 1,451 1,872 6,488 Income tax recovery (expense) (294) (430) (460) (461) (1,645) (397) (381) (343) 258 (863) Net income 918 1,325 1,455 1,420 5,118 1,220 1,167 1,108 2,130 5,625 Operating ratio 66.9% 59.3% 57.2% 57.9% 60.0% 61.5% 60.6% 62.0% 59.3% 60.8% EARNINGS PER SHARE ($) Basic 1.31 1.92 2.13 2.10 7.46 1.83 1.76 1.69 3.30 8.55 Diluted 1.31 1.92 2.13 2.10 7.44 1.82 1.76 1.69 3.29 8.53 WEIGHTED AVERAGE NUMBER OF SHARES (millions) Basic 698.4 690.0 682.3 674.9 686.4 668.3 661.6 654.3 646.4 657.7 Diluted 700.2 691.7 684.3 676.9 688.3 669.9 663.1 655.6 647.6 659.1 Dividends declared per share ($) 0.7325 0.7325 0.7325 0.7325 2.9300 0.7900 0.7900 0.7900 0.7900 3.1600 Quarterly Consolidated Statements of Income For more information on our financial results, please visit www.cn.ca/investors/financial-results (1) See section entitled Non-GAAP Measures for an explanation of these non-GAAP measures. (2) Net of amounts reimbursed by customers. (3) See Forward-Looking Statements on the inside front cover for a summary of key assumptions and important risk factors underlying CN’s 2024-2026 financial outlook. (4) Dividends and share repurchases are subject to Board approval. CN | 2024 INVESTOR FACT BOOK UPDATE 27

Quarterly Consolidated Balance Sheets Unaudited ($ millions) 2022 2023 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 ASSETS Current assets Cash and cash equivalents 490 465 403 328 484 539 491 475 Restricted cash and cash equivalents 555 555 503 506 453 451 451 449 Accounts receivable 1,318 1,358 1,526 1,371 1,385 1,223 1,284 1,300 Material and supplies 660 731 706 692 764 757 761 699 Other current assets 216 245 251 320 330 296 384 166 Total current assets 3,239 3,354 3,389 3,217 3,416 3,266 3,371 3,089 Properties 40,944 41,761 43,450 43,537 43,499 43,546 44,525 44,617 Operating lease right-of-use assets 443 429 483 470 443 416 432 424 Pension asset 3,199 3,331 3,460 3,033 3,139 3,245 3,350 3,140 Deferred income tax assets – – – – – – – 682 Intangible assets, goodwill and other 411 410 424 405 406 403 411 714 Total assets 48,236 49,285 51,206 50,662 50,903 50,876 52,089 52,666 LIABILITIES AND SHAREHOLDERS’ EQUITY Current liabilities Accounts payable and other 2,344 2,309 2,565 2,785 2,289 2,394 2,360 2,695 Current portion of long-term debt 1,504 2,447 792 1,057 2,325 1,107 2,296 2,340 Total current liabilities 3,848 4,756 3,357 3,842 4,614 3,501 4,656 5,035 Deferred income tax liabilities 9,278 9,503 9,841 9,796 9,858 9,910 10,134 10,066 Other liabilities and deferred credits 418 435 439 441 445 461 453 522 Pension and other postretirement benefits 639 610 612 486 484 480 480 495 Long-term debt 11,879 11,925 14,600 14,372 14,323 15,831 16,086 16,133 Operating lease liabilities 322 312 357 341 320 295 309 298 Total liabilities 26,384 27,541 29,206 29,278 30,044 30,478 32,118 32,549 SHAREHOLDERS’ EQUITY Common shares 3,695 3,660 3,625 3,613 3,589 3,573 3,533 3,512 Common shares in Share Trusts (88) (88) (88) (170) (141) (142) (143) (144) Additional paid-in capital 382 374 378 381 360 369 375 373 Accumulated other comprehensive loss (2,280) (2,019) (1,546) (1,969) (1,986) (2,079) (1,910) (2,279) Retained earnings 20,143 19,817 19,631 19,529 19,037 18,677 18,116 18,655 Total shareholders’ equity 21,852 21,744 22,000 21,384 20,859 20,398 19,971 20,117 Total liabilities and shareholders' equity 48,236 49,285 51,206 50,662 50,903 50,876 52,089 52,666 3 Financials Overview Markets Financials 28 CN | 2024 INVESTOR FACT BOOK UPDATE

Quarterly Consolidated Statements of Cash Flows

Unaudited

($ millions)

					2022					2023
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
OPERATING ACTIVITIES										
Net income	918	1,325	1,455	1,420	**5,118**	1,220	1,167	1,108	2,130	**5,625**
Adjustments to reconcile net income to net cash provided by operating activities:										
Depreciation and amortization	420	423	435	451	**1,729**	448	449	457	463	**1,817**
Pension income and funding	(112)	(92)	(91)	(92)	**(387)**	(105)	(105)	(104)	(104)	**(418)**
Gain on disposal of property	–	–	–	–	**–**	–	–	–	(129)	**(129)**
Deferred income taxes	(12)	120	108	188	**404**	70	109	124	(591)	**(288)**
Changes in operating assets and liabilities:										
Accounts receivable	(255)	(29)	(132)	126	**(290)**	(21)	165	(55)	(18)	**71**
Material and supplies	(67)	(65)	39	11	**(82)**	(73)	3	8	44	**(18)**
Accounts payable and other	(369)	(52)	140	272	**(9)**	(557)	105	(81)	342	**(191)**
Other current assets	(43)	25	58	(70)	**(30)**	(30)	51	(6)	70	**85**
Other operating activities, net	90	58	100	(34)	**214**	103	41	61	206	**411**
Net cash provided by operating activities	**570**	**1,713**	**2,112**	**2,272**	6,667	**1,055**	**1,985**	**1,512**	**2,413**	6,965
INVESTING ACTIVITIES										
Property additions	(379)	(707)	(744)	(920)	**(2,750)**	(461)	(875)	(917)	(934)	**(3,187)**
Proceeds from disposal of property	–	–	–	–	**–**	–	–	–	129	**129**
Business acquisitions and combinations	–	–	–	–	**–**	–	–	–	(390)	**(390)**
Proceeds from assets held for sale	273	–	–	–	**273**	–	–	–	–	**–**
Other investing activities, net	5	(9)	(12)	(17)	**(33)**	(1)	(10)	(14)	5	**(20)**
Net cash used in investing activities	**(101)**	**(716)**	**(756)**	**(937)**	(2,510)	**(462)**	**(885)**	**(931)**	**(1,190)**	(3,468)

CN | 2024 INVESTOR FACT BOOK UPDATE 29

3 Financials

Overview Markets Financials

Quarterly Consolidated Statements of Cash Flows (cont.)

Unaudited

($ millions)

					2022					2023
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
FINANCING ACTIVITIES										
Issuance of debt	–	–	1,899	–	**1,899**	–	1,730	–	824	**2,554**
Repayment of debt	(17)	(12)	(10)	(344)	**(383)**	(12)	(215)	(11)	(12)	**(250)**
Change in commercial paper, net	1,020	686	(1,745)	602	**563**	1,228	(989)	1,073	(404)	**908**
Settlement of foreign exchange forward contracts on debt	(1)	13	49	18	**79**	10	(12)	23	17	**38**
Issuance of common shares for stock options exercised	29	6	5	21	**61**	13	18	2	16	**49**
Withholding taxes remitted on the net settlement of equity settled awards	(23)	(18)	(3)	–	**(44)**	(35)	(2)	(1)	(13)	**(51)**
Repurchase of common shares	(1,258)	(1,172)	(1,157)	(1,122)	**(4,709)**	(1,160)	(1,045)	(1,194)	(1,152)	**(4,551)**
Purchase of common shares for settlement of equity settled awards	–	(16)	(7)	(1)	**(24)**	(1)	(2)	(1)	–	**(4)**
Purchase of common shares by Share Trusts	(6)	(6)	(6)	(87)	**(105)**	(7)	(7)	(7)	(7)	**(28)**
Dividends paid	(509)	(504)	(498)	(493)	**(2,004)**	(526)	(521)	(515)	(509)	**(2,071)**
Net cash used in financing activities	**(765)**	**(1,023)**	**(1,473)**	**(1,406)**	(4,667)	**(490)**	**(1,045)**	**(631)**	**(1,240)**	(3,406)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	–	1	3	(1)	3	–	(2)	2	(1)	**(1)**
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	**(296)**	**(25)**	**(114)**	**(72)**	(507)	**103**	**53**	**(48)**	**(18)**	90
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	1,341	1,045	1,020	906	**1,341**	834	937	990	942	**834**
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	**1,045**	**1,020**	**906**	**834**	834	**937**	**990**	**942**	**924**	924
Cash and cash equivalents, end of period	490	465	403	328	**328**	484	539	491	475	**475**
Restricted cash and cash equivalents, end of period	555	555	503	506	**506**	453	451	451	449	**449**
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	**1,045**	**1,020**	**906**	**834**	834	**937**	**990**	**942**	**924**	924
SUPPLEMENTAL CASH FLOW INFORMATION										
Interest paid	(171)	(86)	(182)	(103)	**(542)**	(251)	(115)	(256)	(154)	**(776)**
Income taxes paid	(320)	(370)	(264)	(334)	**(1,288)**	(424)	(284)	(279)	(210)	**(1,197)**

30 CN | 2024 INVESTOR FACT BOOK UPDATE

Quarterly Financial and Statistical Data

Unaudited

					2022					2023
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
REVENUES ($ millions)										
Petroleum and chemicals	756	829	850	794	**3,229**	828	748	758	861	**3,195**
Metals and minerals	406	466	539	500	**1,911**	529	497	515	507	**2,048**
Forest products	426	513	550	517	**2,006**	511	480	466	486	**1,943**
Coal	195	249	258	235	**937**	263	263	242	249	**1,017**
Grain and fertilizers	604	604	621	954	**2,783**	861	688	722	994	**3,265**
Intermodal	1,056	1,326	1,340	1,184	**4,906**	1,012	983	880	948	**3,823**
Automotive	165	208	208	216	**797**	215	235	237	258	**945**
Total freight revenues	**3,608**	**4,195**	**4,366**	**4,400**	**16,569**	**4,219**	**3,894**	**3,820**	**4,303**	**16,236**
Other revenues	100	149	147	142	**538**	94	163	167	168	**592**
Total revenues	**3,708**	**4,344**	**4,513**	**4,542**	**17,107**	**4,313**	**4,057**	**3,987**	**4,471**	**16,828**
STATISTICAL OPERATING DATA										
Gross ton miles (GTMs) (millions)	111,066	120,742	115,585	116,317	**463,710**	115,442	109,693	108,221	118,687	**452,043**
Revenue ton miles (RTMs) (millions)	56,554	60,551	58,540	60,143	**235,788**	59,961	55,877	55,640	61,136	**232,614**
Carloads (thousands)	1,346	1,474	1,469	1,408	**5,697**	1,353	1,369	1,326	1,388	**5,436**
Route miles (includes Canada and the U.S.)	18,600	18,600	18,600	18,600	**18,600**	18,600	18,600	18,600	18,800	**18,800**
Employees (end of period)	22,953	22,783	23,828	23,971	**23,971**	24,718	25,178	25,101	24,987	**24,987**
Employees (average for the period)	22,720	23,137	23,729	23,998	**23,396**	24,403	25,005	25,168	25,102	**24,920**
KEY OPERATING MEASURES										
Freight revenue per RTM (cents)	6.38	6.93	7.46	7.32	**7.03**	7.04	6.97	6.87	7.04	**6.98**
Freight revenue per carload ($)	2,681	2,846	2,972	3,125	**2,908**	3,118	2,844	2,881	3,100	**2,987**
GTMs per average number of employees (thousands)	4,888	5,219	4,871	4,847	**19,820**	4,731	4,387	4,300	4,728	**18,140**
Operating expenses per GTM (cents)	2.23	2.13	2.23	2.26	**2.21**	2.30	2.24	2.28	2.24	**2.26**
Labor and fringe benefits expense per GTM (cents)	0.68	0.56	0.67	0.63	**0.63**	0.70	0.68	0.71	0.69	**0.70**
Diesel fuel consumed (US gallons in millions)	101.1	101.2	96.9	103.0	**402.2**	104.1	97.4	90.0	103.7	**395.2**
Average fuel price ($/US gallon)	4.42	5.82	5.70	5.73	**5.42**	4.79	4.24	4.66	4.76	**4.62**
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.910	0.838	0.838	0.886	**0.867**	0.902	0.888	0.832	0.874	**0.874**
SAFETY INDICATORS(1)										
Injury frequency rate (per 200,000 person-hours)	1.23	1.21	1.01	0.92	**1.10**	0.98	1.00	1.07	0.79	**0.96**
Accident rate (per million train miles)	2.78	1.82	1.69	2.12	**2.10**	1.53	1.91	1.86	1.51	**1.74**

(1) Based on Federal Railroad Administration (FRA) reporting criteria.

Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

CN | 2024 INVESTOR FACT BOOK UPDATE 31

Non-GAAP Measures CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN may use non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow, adjusted debt-to-adjusted EBITDA multiple and return on invested capital (ROIC) and adjusted ROIC. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. Adjusted Performance Measures Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN’s performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company’s operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN’s underlying business operations and could distort the analysis of trends in business performance. These items may include: i. operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs; ii. non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and iii. the effect of changes in tax laws including rate enactments, and changes in tax positions affecting prior years. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. 3 Financials Overview Markets Financials 32 CN | 2024 INVESTOR FACT BOOK UPDATE

The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the periods specified, to the non-GAAP adjusted performance measures presented herein:

Unaudited ($ millions, except per share data) Year ended December 31	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Net income (1)	3,135	3,529	3,630	5,470	4,312	4,198	3,545	4,899	5,118	**5,625**
Adjustments:										
Operating expense adjustments:										
Workforce reduction program	–	–	–	–	27	31	–	39	–	**–**
Depreciation expense on the deployment of replacement system	–	–	–	–	–	84	–	–	–	**–**
Advisory fees related to shareholder matters	–	–	–	–	–	–	–	20	22	**–**
Loss (recovery) on assets held for sale	–	–	–	–	–	–	486	(137)	–	**–**
Transaction-related costs	–	–	–	–	–	–	–	84	–	**–**
Non-operating expense adjustments:										
Amortization of bridge financing and other fees	–	–	–	–	–	–	–	97	–	**–**
Merger termination fee	–	–	–	–	–	–	–	(886)	–	**–**
Gains on disposal of property	(80)	–	76	–	(338)	–	–	–	–	**(129)**
Tax adjustments:										
Tax-deductible goodwill and related impacts (2)	–	–	–	–	–	–	–	–	–	**(713)**
Tax effect of adjustments (2)	8	–	10	–	39	(30)	(123)	109	(6)	**17**
Tax law changes and rate enactments	–	42	7	(1,706)	–	(112)	(141)	–	–	**–**
Total adjustments	**(72)**	**42**	**(59)**	**(1,706)**	**(272)**	**(27)**	**222**	**(674)**	**16**	**(825)**
Adjusted net income (1)	**3,063**	**3,571**	**3,571**	**3,764**	**4,040**	**4,171**	**3,767**	**4,225**	**5,134**	**4,800**
Diluted earnings per share (1)	3.81	4.38	4.66	7.22	5.85	5.81	4.97	6.90	7.44	**8.53**
Impact of adjustments, per share	(0.09)	0.05	(0.08)	(2.25)	(0.37)	(0.03)	0.31	(0.95)	0.02	**(1.25)**
Adjusted diluted earnings per share (1)	**3.72**	**4.43**	**4.58**	**4.97**	**5.48**	**5.78**	**5.28**	**5.95**	**7.46**	**7.28**

(1) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. See the Company's selected financial information restated for change in accounting policy filed on September 9, 2022, which may be found online on SEDAR+ at www.sedarplus.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, for additional information.

(2) The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

For the year ended December 31, 2023, the Company's adjusted net income was $4,800 million, or $7.28 per diluted share, which excludes:

- a gain on disposal of property within the Bala Subdivision located in Markham and Richmond Hill, Ontario, Canada of $129 million, or $112 million after-tax ($0.17 per diluted share) recorded in the fourth quarter in Other income within the Consolidated Statements of Income; and
- a net deferred income tax recovery of $713 million ($1.08 per diluted share) recorded in the fourth quarter resulting from tax filings consistent with a ruling that the Company received in a non-U.S. foreign jurisdiction in connection with prior taxation years.

For the year ended December 31, 2022, the Company's adjusted net income was $5,134 million, or $7.46 per diluted share, which excludes advisory fees related to shareholder matters of $22 million, or $16 million after-tax ($0.02 per diluted share) of which $12 million, or $9 million after-tax ($0.01 per diluted share) was recorded in the second quarter and $10 million, or $7 million after-tax ($0.01 per diluted share) was recorded in the first quarter in Other expense within the Consolidated Statements of Income.

CN | 2024 INVESTOR FACT BOOK UPDATE 33

For the year ended December 31, 2021, the Company reported adjusted net income of $4,225 million,(1) or $5.95 per diluted share,(2) which excludes: • employee termination benefits and severance costs related to a workforce reduction program of $39 million, or $29 million after-tax ($0.04 per diluted share) recorded in the third quarter in Labor and fringe benefits within the Consolidated Statements of Income; • advisory fees related to shareholder matters of $20 million, or $15 million after-tax ($0.02 per diluted share) of which $13 million, or $10 million after-tax ($0.01 per diluted share) was recorded in the fourth quarter and $7 million, or $5 million after-tax ($0.01 per diluted share) was recorded in the third quarter in Other expense within the Consolidated Statements of Income; • the recovery of $137 million, or $102 million after-tax ($0.14 per diluted share) recorded in the first quarter related to the loss on assets held for sale in the second quarter of 2020, to reflect an agreement for the sale for ongoing rail operations, certain non-core rail lines in Wisconsin, Michigan and Ontario to a short line operator; • transaction-related costs, consisting of an advance to Kansas City Southern (KCS) and a related refund, net of transaction costs, of $84 million, or $70 million after-tax ($0.10 per diluted share), recorded in the third quarter resulting from the terminated CN Merger Agreement with KCS; • amortization of bridge financing and other fees of $97 million, or $84 million after-tax ($0.11 per diluted share), of which $65 million, or $60 million after-tax ($0.08 per diluted share) was recorded in the third quarter and $32 million, or $24 million after-tax ($0.03 per diluted share) was recorded in the second quarter, resulting from the KCS transaction, recorded in Interest expense within the Consolidated Statements of Income; and • merger termination fee paid by KCS to CN of $886 million, or $770 million after-tax ($1.08 per diluted share), recorded in the third quarter resulting from KCS’ notice of termination of the CN Merger Agreement with KCS. For the year ended December 31, 2020, the Company reported adjusted net income of $3,767 million,(1) or $5.28 per diluted share,(1) which excludes a loss of $486 million, or $363 million after-tax ($0.51 per diluted share) in the second quarter, resulting from the Company’s decision to market for sale for ongoing rail operations, certain non-core lines in Wisconsin, Michigan and Ontario, and a current income tax recovery of $141 million ($0.20 per diluted share) in the first quarter resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, a U.S. tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic. For the year ended December 31, 2019, the Company reported adjusted net income of $4,171 million,(1) or $5.78 per diluted share,(1) which excludes employee termination benefits and severance costs related to a workforce reduction program of $31 million, or $23 million after-tax ($0.03 per diluted share) in the fourth quarter; a deferred income tax recovery of $112 million ($0.15 per diluted share) in the second quarter, resulting from the enactment of a lower provincial corporate income tax rate; and a depreciation expense of $84 million, or $62 million after-tax ($0.09 per diluted share) in the first quarter, related to costs previously capitalized for a Positive Train Control (PTC) back office system following the deployment of a replacement system. For the year ended December 31, 2018, the Company reported adjusted net income of $4,040 million,(1) or $5.48 per diluted share,(1) which excludes employee termination benefits and severance costs related to a workforce reduction program of $27 million, or $20 million after-tax ($0.03 per diluted share) in the fourth quarter and gains on disposal of property of $338 million, or $292 million after-tax ($0.40 per diluted share), consisting of the following: • in the fourth quarter, a gain previously deferred on the 2014 disposal of a segment of the Guelph Subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (the “Guelph”), of $79 million, or $70 million after-tax ($0.10 per diluted share); Non-GAAP Measures (cont.) (1) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. See the Company’s selected financial information restated for change in accounting policy filed on September 9, 2022, which may be found online on SEDAR+ at www.sedarplus.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section, for additional information. 3 Financials Overview Markets Financials 34 CN | 2024 INVESTOR FACT BOOK UPDATE

• in the third quarter, a gain on disposal of property located in Montreal, Quebec, (the “Doney and St-François Spurs”) of $36 million, or $32 million after-tax ($0.04 per diluted share); and • in the second quarter, a gain on transfer of the Company’s finance lease in the passenger rail facilities in Montreal, Quebec, together with its interests in related railway operating agreements (the “Central Station Railway Lease”), of $184 million, or $156 million after-tax ($0.21 per diluted share), and a gain on disposal of land located in Calgary, Alberta, excluding the rail fixtures (the “Calgary Industrial Lead”), of $39 million, or $34 million after-tax ($0.05 per diluted share). For the year ended December 31, 2017, the Company reported adjusted net income of $3,764 million,(1) or $4.97 per diluted share,(1) which excludes a net deferred income tax recovery of $1,706 million ($2.25 per diluted share) consisting of the following: • in the fourth quarter, a deferred income tax recovery of $1,764 million ($2.33 per diluted share) resulting from the enactment of a lower U.S. federal corporate income tax rate due to the Tax Cuts and Jobs Act (“U.S. Tax Reform”) and a deferred income tax expense of $50 million ($0.07 per diluted share) resulting from the enactment of higher provincial corporate income tax rates; • in the third quarter, a deferred income tax expense of $31 million ($0.04 per diluted share) resulting from the enactment of a higher state corporate income tax rate; • in the second quarter, a deferred income tax recovery of $18 million ($0.02 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate; and • in the first quarter, a deferred income tax recovery of $5 million ($0.01 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate. For the year ended December 31, 2016, the Company reported adjusted net income of $3,571 million,(1) or $4.58 per diluted share,(1) which excludes a gain on disposal of approximately one mile of elevated track leading into Montreal’s Central Station, together with the rail fixtures, of $76 million, or $66 million after-tax ($0.09 per diluted share) in the fourth quarter, and a deferred income tax expense of $7 million ($0.01 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate in the second quarter. For the year ended December 31, 2015, the Company reported adjusted net income of $3,571 million,(1) or $4.43 per diluted share,(1) which excludes a deferred income tax expense of $42 million ($0.05 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate in the second quarter. For the year ended December 31, 2014, the Company reported adjusted net income of $3,063 million,(1) or $3.72 per diluted share,(1) which excludes a gain on disposal of the Deux-Montagnes Subdivision, including the Mont Royal Tunnel, together with the rail fixtures, of $80 million, or $72 million after-tax ($0.09 per diluted share) in the first quarter. (1) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. See the Company’s selected financial information restated for change in accounting policy filed on September 9, 2022, which may be found online on SEDAR+ at www.sedarplus.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section, for additional information. CN | 2024 INVESTOR FACT BOOK UPDATE 35

3 Financials
Overview Markets Financials

Non–GAAP Measures (cont.)

Adjusted Performance Measures (cont.)

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues.

The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the periods specified, to the non-GAAP adjusted performance measures presented herein:

Unaudited

($ millions, except percentages)

Year ended December 31	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Operating income	4,498	5,155	5,032	5,243	5,493	5,593	4,777	5,616	6,840	6,597
Operating expense adjustments:										
Workforce reduction program	–	–	–	–	27	31	–	39	–	–
Depreciation expense on the deployment of replacement system	–	–	–	–	–	84	–	–	–	–
Advisory fees related to shareholder matters	–	–	–	–	–	–	–	20	22	–
Loss (recovery) on assets held for sale	–	–	–	–	–	–	486	(137)	–	–
Transaction-related costs	–	–	–	–	–	–	–	84	–	–
Total operating expense adjustments	–	–	–	–	27	115	486	6	22	–
Adjusted operating income	4,498	5,155	5,032	5,243	5,520	5,708	5,263	5,622	6,862	6,597
Operating expenses	7,636	7,456	7,005	7,798	8,828	9,324	9,042	8,861	10,267	10,231
Total operating expense adjustments	–	–	–	–	(27)	(115)	(486)	(6)	(22)	–
Adjusted operating expenses	7,636	7,456	7,005	7,798	8,801	9,209	8,556	8,855	10,245	10,231
Operating ratio[1]	62.9%	59.1%	58.2%	59.8%	61.6%	62.5%	65.4%	61.2%	60.0%	60.8%
Impact of adjustments	0.0%	0.0%	0.0%	0.0%	(0.1)%	(0.8)%	(3.5)%	0.0%	(0.1)%	–
Adjusted operating ratio	62.9%	59.1%	58.2%	59.8%	61.5%	61.7%	61.9%	61.2%	59.9%	60.8%

(1) Operating ratio is defined as operating expenses as a percentage of revenues.

36 CN | 2024 INVESTOR FACT BOOK UPDATE

Free Cash Flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations, and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the periods specified, to the non-GAAP free cash flow presented herein:

Unaudited

($ millions)

Year ended December 31	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Net cash provided by operating activities	4,381	5,140	5,202	5,516	5,918	5,923	6,165	6,971	6,667	**6,965**
Net cash used in investing activities	(2,161)	(2,767)	(2,682)	(2,738)	(3,404)	(4,190)	(2,946)	(2,873)	(2,510)	**(3,468)**
Net cash provided before financing activities	2,220	2,373	2,520	2,778	2,514	1,733	3,219	4,098	4,157	**3,497**
Adjustments:										
Cash income taxes for merger transaction-related payments and cash receipts[1]	–	–	–	–	–	–	–	–	102	**–**
Transaction-related costs paid[2]	–	–	–	–	–	–	–	125	–	**–**
Advance for acquisition[2]	–	–	–	–	–	–	–	845	–	**–**
Refund of advance for acquisition[2]	–	–	–	–	–	–	–	(886)	–	**–**
Merger termination fee[2]	–	–	–	–	–	–	–	(886)	–	**–**
Acquisition, net of cash acquired[3]	–	–	–	–	–	259	8	–	–	**390**
Total adjustments	–	–	–	–	–	259	8	(802)	102	**390**
Free cash flow	2,220	2,373	2,520	2,778	2,514	1,992	3,227	3,296	4,259	**3,887**

(1) Relates to income tax payments of $102 million for KCS merger transaction-related payments and cash receipts. See Note 4 – Acquisitions, Terminated CN Kansas City Southern (KCS) merger agreement, to the Company's 2022 Annual Consolidated Financial Statements and the section entitled Adjusted performance measures to the Company's 2022 Annual MD&A filed on January 31, 2023, which may be found online on SEDAR+ at www.sedarplus.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, for additional information.

(2) Relates to the terminated CN KCS merger agreement. See Note 3 – Acquisitions, Terminated CN KCS merger agreement, to the Company's 2021 Annual Consolidated Financial Statements and the section entitled Adjusted performance measures to the Company's 2021 Annual MD&A filed on February 1, 2022, which may be found online on SEDAR+ at www.sedarplus.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, for additional information.

(3) Relates to the acquisitions of H&R Transport Limited ("H&R") and the TransX Group of Companies ("TransX"). See the section entitled Liquidity and capital resources – Investing activities to the Company's 2021 Annual MD&A filed on February 1, 2022, which may be found online on SEDAR+ at www.sedarplus.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, for additional information.

CN | 2024 INVESTOR FACT BOOK UPDATE 37

3 Financials

Overview Markets Financials

Non–GAAP Measures (cont.)

Adjusted Debt-To-Adjusted EBITDA Multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last 12 months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company's Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the periods specified, to adjusted debt and adjusted EBITDA, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

Unaudited

($ millions, unless otherwise indicated)

As at and for the year ended December 31	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Debt	8,372	10,427	10,937	10,828	12,569	13,796	12,906	12,485	15,429	**18,473**
Adjustments:										
Operating lease liabilities, including current portion[1]	607	607	533	478	579	501	418	430	466	**415**
Pension plans in deficiency[2]	400	469	442	455	477	521	553	447	353	**362**
Adjusted debt	9,379	11,503	11,912	11,761	13,625	14,818	13,877	13,362	16,248	**19,250**
Net income[3]	3,135	3,529	3,630	5,470	4,312	4,198	3,545	4,899	5,118	**5,625**
Interest expense	371	439	480	481	489	538	554	610	548	**722**
Income tax expense (recovery)[3]	1,182	1,333	1,283	(400)	1,348	1,207	976	1,443	1,645	**863**
Depreciation and amortization	1,050	1,158	1,225	1,281	1,329	1,562	1,589	1,598	1,729	**1,817**
Operating lease cost[4]	201	204	197	191	218	171	143	131	142	**149**
Other components of net periodic benefit income[3]	(83)	(99)	(266)	(296)	(280)	(297)	(292)	(407)	(498)	**(479)**
Other income	(107)	(47)	(95)	(12)	(376)	(53)	(6)	(43)	27	**(134)**
Adjustments:										
Workforce reduction program[5]	–	–	–	–	27	31	–	39	–	**–**
Advisory fees related to shareholder matters[6]	–	–	–	–	–	–	–	20	22	**–**
Loss (recovery) on assets held for sale[7]	–	–	–	–	–	–	486	(137)	–	**–**
Transaction-related costs[8]	–	–	–	–	–	–	–	84	–	**–**
Merger termination fee[8]	–	–	–	–	–	–	–	(886)	–	**–**
Adjusted EBITDA	5,749	6,517	6,454	6,715	7,067	7,357	6,995	7,351	8,733	**8,563**
Adjusted debt-to-adjusted EBITDA multiple (times)	1.63	1.77	1.85	1.75	1.93	2.01	1.98	1.82	1.86	**2.25**

(1) Represents the present value of operating lease payments.
(2) Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. See the Company's selected financial information restated for change in accounting policy filed on September 9, 2022, which may be found online on SEDAR+ at www.sedarplus.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, for additional information.
(4) Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(5) Relates to employee termination benefits and severance costs for a workforce reduction program, recorded in Labor and fringe benefits within the Consolidated Statements of Income.
(6) Relates to advisory fees related to shareholder matters recorded in Other expense within the Consolidated Statements of Income.
(7) Relates to the loss (recovery) on assets held for sale resulting from the Company entering into an agreement for the sale of non-core lines.
(8) Relates to the terminated CN KCS merger agreement.

38 CN | 2024 INVESTOR FACT BOOK UPDATE

ROIC and Adjusted ROIC

ROIC and adjusted ROIC are useful measures for management and investors to evaluate the efficiency of the Company's use of capital funds and allow investors to assess the operating and investment decisions made by management. The Company calculates ROIC as return divided by average invested capital, both of which are non-GAAP measures. Return is defined as Net income plus interest expense after-tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of Total shareholders' equity, Long-term debt and Current portion of long-term debt less Cash and cash equivalents, and Restricted cash and cash equivalents, averaged between the beginning and ending balance over the last 12-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital, both of which are non-GAAP measures. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's adjusted effective tax rate. Return, average invested capital, ROIC, adjusted return and adjusted ROIC do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

Unaudited

($ millions, except percentage)

As at and for the year ended December 31	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Net income [1]	3,135	3,529	3,630	5,470	4,312	4,198	3,545	4,899	5,118	**5,625**
Interest expense	371	439	480	481	489	538	554	610	548	**722**
Tax on interest expense [2]	(102)	(120)	(125)	(124)	(116)	(120)	(120)	(139)	(133)	**(177)**
Return [1]	**3,404**	**3,848**	**3,985**	**5,827**	**4,685**	**4,616**	**3,979**	**5,370**	**5,533**	**6,170**
Average total shareholders' equity	13,212	14,210	14,896	15,749	17,149	17,841	18,846	21,198	22,064	**20,751**
Average long-term debt [3]	7,305	8,407	9,217	9,098	10,067	11,626	11,931	11,987	13,175	**15,253**
Average current portion of long-term debt	783	993	1,466	1,785	1,632	1,557	1,420	709	783	**1,699**
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents	(589)	(596)	(674)	(613)	(656)	(674)	(844)	(1,221)	(1,088)	**(879)**
Average invested capital	**20,711**	**23,014**	**24,905**	**26,019**	**28,192**	**30,350**	**31,353**	**32,673**	**34,934**	**36,824**
ROIC [1]	**16.4%**	**16.7%**	**16.0%**	**22.4%**	**16.6%**	**15.2%**	**12.7%**	**16.4%**	**15.8%**	**16.8%**
Adjusted net income [1][4]	3,063	3,571	3,571	3,764	4,040	4,171	3,767	4,225	5,134	**4,800**
Interest expense	371	439	480	481	489	538	554	610	548	**722**
Less: Amortization of bridge financing and other fees [5]	–	–	–	–	–	–	–	(97)	–	**–**
Adjusted tax on interest expense [6]	(103)	(117)	(126)	(124)	(120)	(131)	(137)	(123)	(133)	**(177)**
Adjusted return [1]	**3,331**	**3,893**	**3,925**	**4,121**	**4,409**	**4,578**	**4,184**	**4,615**	**5,549**	**5,345**
Average invested capital	20,711	23,014	24,905	26,019	28,192	30,350	31,353	32,673	34,934	**36,824**
Adjusted ROIC [1]	**16.1%**	**16.9%**	**15.8%**	**15.8%**	**15.6%**	**15.1%**	**13.3%**	**14.1%**	**15.9%**	**14.5%**

(1) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. See the Company's selected financial information restated for change in accounting policy filed on September 9, 2022, which may be found online on SEDAR+ at www.sedarplus.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, for additional information.

(2) The effective tax rate, defined as Income tax expense as a percentage of Income before income taxes, used to calculate the tax on Interest expense for 2023 was 24.5% (2022 - 24.3%, 2021 - 22.8%, 2020 - 21.6%, 2019 - 22.3%, 2018 - 23.8%, 2017 - 25.8%, 2016 - 26.1%, 2015 - 27.4%, 2014 - 27.4%). Due to the significantly lower effective tax rate reported by the Company in 2023, tax on interest expense for 2023 was calculated using an adjusted effective tax rate. Due to the negative effective tax rate reported by the Company in 2017, tax on interest expense for 2017 was calculated using an adjusted effective tax rate.

(3) In the fourth quarter of 2015, the Company adopted ASU 2015-03 Interest – Imputation of Interest on a retrospective basis. As a result, debt issuance costs were reclassified from assets to Long-term debt in the amount of $42 million, $37 million, as at December 31, 2015, 2014 respectively.

(4) This non-GAAP measure does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. See the section entitled Adjusted performance measures for an explanation of this non-GAAP measure.

(5) Relates to amortization of bridge financing and other fees resulting from the KCS transaction, recorded in Interest expense within the Consolidated Statements of Income.

(6) The adjusted effective tax rate is a non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to a similar measure presented by other companies. The adjusted effective tax rate used to calculate the adjusted tax on interest expense for 2023 was 24.5% (2022 - 24.3%, 2021 - 24.0%, 2020 - 24.8%, 2019 - 24.4%, 2018 - 24.5%, 2017 - 25.8%, 2016 - 26.2%, 2015 - 26.6%, 2014 - 27.7%).

CN | 2024 INVESTOR FACT BOOK UPDATE 39

DESIGN: CAPSULE CREATIVE WWW.CAPSULECREATIVE.CA Transfer Agent and Registrar Computershare Trust Company of Canada Offices in: Montreal, QC; Toronto, ON; Calgary, AB; Vancouver, BC Telephone: 1-800-564-6253 www.investorcentre.com/service Co-Transfer Agent and Co-Registrar Computershare Trust Company, N.A. Attn: Stock Transfer Department Overnight mail delivery: 250 Royall Street Canton, MA 02021 Regular mail delivery: P.O. Box 43078 Providence, RI 02940-3078 Telephone: 303-262-0600 or 1-800-962-4284 Shareholder Services Shareholders with questions concerning their shares should contact: Computershare Trust Company of Canada Shareholder Services 100 University Avenue, 8th Floor Toronto, ON M5J 2Y1 Telephone: 1-800-564-6253 www.computershare.com Investor Relations Stacy Alderson Assistant Vice-President Investor Relations Telephone: 514-399-0052 Greg Hamilton Senior Manager, Investor Relations Telephone: 514-399-4654 Mariusz Chojnacki Senior Manager, Investor Relations Telephone: 514-399-6464 Fax: 514-399-5985 Email: investor.relations@cn.ca Mailing Address CN Investor Relations 935 de La Gauchetière St. W. 16th Floor Montreal, QC H3B 2M9 www.cn.ca/investors Shareholder and Investor Information 3 Financials Overview Markets Financials 40 CN | 2024 INVESTOR FACT BOOK UPDATE

www.cn.ca/investors CN Investor Relations understands the importance of communicating the CN story and the most current and timely information to our shareholders, the financial community and other stakeholders. The Investors section of our website holds a wealth of information to keep investors and potential investors informed and up to date. Key Weekly Metrics CN reports our performance measures weekly. These measures represent some of the key indicators of railroad performance. We report key weekly volume data for RTMs and carloads, and key weekly operating metrics such as car velocity, average train speed and through dwell. www.cn.ca/investors/key-weekly-metrics Latest Financial Results and Reports We understand the importance of accessing the latest and historical financial and other company reports, including the Investor Fact Book, Annual Report and Sustainability Report. Each quarter, we update our Investor Presentation to showcase our commitment to share our great CN story. www.cn.ca/investors/reports-and-archives Current Stock Information We have a host of tools that provide helpful data about CN’s common shares on the Toronto Stock Exchange (TSX: CNR) and the New York Stock Exchange (NYSE: CNI). These tools include: stock information, interactive charts, stock price history and splits, an investment calculator and dividends. www.cn.ca/investors/stock-information Upcoming Webcasts and Events Our executive team regularly interacts with the investment community through our quarterly investor call and industry conferences. We provide a comprehensive schedule of upcoming investor events on our website, including webcast information. Don’t miss out on the latest news and events from CN. www.cn.ca/investors/events KEEPING INVESTORS UP TO DATE CN | 2024 INVESTOR FACT BOOK UPDATE 41

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